Zepp Health Corporation

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

November 14, 2022

VIA EDGAR

Stephen Krikorian

Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zepp Health Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 001-38369

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 25, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

1.	The corporate chart of the Company identifies two VIEs (see list below). Please provide a detailed legal analysis of the status of these VIEs under section 3 of the Investment Company Act of 1940 (“Company Act”), including with respect to the following:

1.	Include an analysis of the VIEs under sections 2(a)(9), 2(a)(24) and 2(a)(42) under the Company Act.
2.	Who is the manager and what is the governance structure of each VIE.
3.	What entity controls/owns the VIE.
4.	Whether and under what circumstances the contractual rights under the VIE could be limited or extinguished.

Zepp Health Corporation

November 14, 2022

Entities Zepp identified as a VIE

1.	Anhui Huami Information Technology Co., Ltd
2.	Huami (Beijing) Information Technology Co., Ltd.

In response to the Staff’s comment, the Company respectfully submits that Zepp Health Corporation (the “Company”), an exempted company with limited liability under the Cayman Islands, is the holding company for the Company’s business of producing smart wearable devices. The operation of the Company’s business is carried out by various subsidiaries and variable interest entities of the Company. The Company’s two variable interest entities are Anhui Huami Information Technology Co., Ltd. (“Anhui Huami”) and Huami (Beijing) Information Technology Co., Ltd. (“Beijing Huami” and together with Anhui Huami, the “VIEs”).

Status of the VIEs under Section 3 of the Company Act

None of the VIEs are investment companies as defined in the Company Act because the value of the investment securities owned by each VIE does not exceed 40% of the Company’s adjusted total assets calculated on an unconsolidated basis and in accordance with Section 3(a)(1)(C) of the Company Act (the “40% Test”).1 In addition, each VIE is and historically has been engaged primarily, directly or indirectly, in the business of producing smart wearable devices; and the Company (a) is not and does not hold and has not held itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities and (b) has not and is not engaged in, and does not propose to engage in, the business of issuing face-amount certificates of the installment type and has no such certificate outstanding.

1 Please refer to the unconsolidated 40% Test worksheet of the Company and its wholly-owned subsidiaries, majority-owned subsidiaries and VIEs as of December 31, 2021, which includes a calculation of the value of the investment securities owned by each VIE expressed as a percentage of the value of its adjusted total assets, calculated in accordance with the 40% Test. The worksheet is attached to our letter to the Staff, dated September 14, 2022, setting forth the Company’s responses to the comments contained in the letter dated August 18, 2022 from the Staff of the Commission regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on April 28, 2022.

Zepp Health Corporation

November 14, 2022

Description of the VIEs

The VIEs are limited liability companies organized and existing under the laws of the People’s Republic of China. The following tables set forth the beneficial owners of the equity interests of each VIE:

Anhui Huami

Beneficial Owners	Percentage of Total Equity Interests
Wang Huang	99.4%
Yunfen Lu	0.6%

Beijing Huami

Beneficial Owners	Percentage of Total Equity Interests
Wang Huang	90.1%
Yunfen Lu	2.1285%
Meihui Fan	2.1285%
Bin Fan	2.1285%
Yi Zhang	2.1285%
Xiaojun Zhang	1.386%

Mr. Wang Huang is also a shareholder, the chairman of the board of directors and chief executive officer of the Company. Ms. Yunfen Lu, Mr. Meihui Fan, Mr. Bin Fan, Mr. Yi Zhang and Mr. Xiaojun Zhang are all shareholders of the Company and are also either directors or employees of the Company.

Zepp Health Corporation

November 14, 2022

Mr. Wang Huang serves as the legal representative, executive director and manager for both Anhui Huami and Beijing Huami. In respect of the governance structure, according to the PRC Company Law, (i) the board of shareholders is the authority of the company, the duties and powers of which, include among others, electing and removing director; (ii) the executive director shall be accountable to the board of shareholders and shall exercise duties and powers, including among others, electing and removing manager of the company; (iii) the legal representative of the company shall be the chairman of the boards, the executive director or the manager.

The VIEs are controlled by Beijing Shunyuan Kaihua Co., Ltd., a wholly-owned subsidiary of the Company (the “WFOE”), through a series of contractual agreements (the “VIE Contractual Arrangements”). The Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by US GAAP.

A description of the VIE Contractual Arrangements, including the circumstances in which the contractual rights of the VIEs can be limited or extinguished, is set forth below:

•	Shareholder Voting Proxy Agreements and Powers of Attorney. Pursuant to Shareholder Voting Proxy Agreements, all of the shareholders of each VIE have executed a power of attorney with the WFOE and the VIE, whereby all of the shareholders irrevocably appoint and constitute the person designated by the WFOE as their attorney-in-fact to exercise on their behalf any and all rights that the shareholders have in respect of their equity interests in the VIE, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholders. The powers of attorney will be indefinitely effective unless all parties decide to terminate it by written agreement.

Zepp Health Corporation

November 14, 2022

•	Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements among the VIEs, all their shareholders and the WFOE, all shareholders of each VIE agreed to pledge 100% of their equity interests in the VIE to the WFOE to guarantee the performance of the VIE and its shareholders with respect to their obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement. The shareholders of the VIEs also undertake that, without the prior written consent of the WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The VIEs undertake that, without the prior written consent of the WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests. In the event of a breach by a VIE or any of its shareholders of contractual obligations under the Equity Pledge Agreement, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. Each shareholder has also executed a power of attorney to irrevocably authorize Wang Huang as his, her or its attorney-in-fact to sign any legal documents that are required or useful in exercising the WFOE’s rights under the Equity Pledge Agreement. The Equity Pledge Agreements will remain effective until all of the contractual obligations of the pledgors and the VIE under the VIE Contractual Arrangements have been discharged or until the repayment in full of any direct or indirect loss, or anticipated loss suffered by the pledgee as a result of any breach of the VIE Contractual Arrangements.

•	Loan Agreement. Pursuant to the loan agreement between the WFOE and Mr. Wang Huang, one of shareholders of Anhui Huami, dated November 3, 2017, the WFOE made interest-free loans in an aggregate amount of RMB15 million to Mr. Wang Huang for the exclusive purpose of acquiring equity interests in Anhui Huami. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Anhui Huami to the WFOE or its designated representatives pursuant to the Exclusive Option Agreements. The term of the loan agreement is ten years from the date of the loan agreement and will be extended on a yearly basis unless otherwise instructed by the WFOE until the loan is repaid.

Zepp Health Corporation

November 14, 2022

•	Exclusive Consultation and Service Agreements. Pursuant to Exclusive Consultation Service Agreements, the WFOE has the exclusive right to provide the VIEs with the consulting and technical services required by the VIEs’ businesses. Without the WFOE’s prior written consent, the VIEs may not accept any services subject to this agreement from any third party. The VIEs agree to pay the WFOE an annual service fee at an amount that is equal to 100% of its net income or the amount which is adjusted in accordance with the WFOE’s sole discretion for the relevant year as well as the mutually-agreed amount for certain other technical services, both of which should be paid within three months after the end of the relevant calendar year. The WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee the VIEs’ performance of its obligations thereunder, the shareholders have pledged their equity interests in the VIES to the WFOE pursuant to the Equity Pledge Agreement. Each Exclusive Consulting and Service Agreement could be indefinitely effective unless a written agreement is signed by all parties to terminate it or a mandatory termination is requested by the PRC government.

•	Exclusive Option Agreements. Pursuant to the Exclusive Option Agreements entered into by the WFOE, the VIEs and each of their shareholders, the shareholders of the VIEs have irrevocably granted the WFOE an exclusive option to purchase all or part of their equity interests in the VIEs, and the VIEs have irrevocably granted the WFOE an exclusive option to purchase all or part of their respective assets. the WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. The shareholders of the VIEs undertake that, without the WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in VIEs, (ii) transfer or otherwise dispose of their equity interests in the VIEs, (iii) change the VIEs’ registered capital, (iv) amend the VIEs’ articles of association, (v) dispose of the VIEs material assets (except in the ordinary course of business), or (vi) merge the VIEs with any other entity. In addition, the VIEs undertake that, without the WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). Each Exclusive Option Agreement with respect to a VIE will remain effective until the entire equity interests in and all the assets of the VIE have been transferred to the WFOE or its designated person.

Zepp Health Corporation

November 14, 2022

The VIE Contractual Arrangements are subject to the following two risks, which have been disclosed in the Company’s 2021 annual shareholder report filed on Form 20-F on April 28, 2022 (Commission file number: 001-38369) (the “2021 Annual Report”):

1.	The VIE shareholders may breach the VIE Contractual Arrangements. The Company cannot provide assurance that the VIE shareholders will act in the best interest of the Company should any conflict arise. If the VIE shareholders were to act in bad faith towards the Company, then the Company may have to take legal actions to enforce the VIE Contractual Arrangements. There are also significant uncertainties regarding the ultimate outcome of any legal action due to the limited number of precedents and lack of official guidance as to how VIE contractual arrangements would be interpreted or enforced under the laws of the People’s Republic of China (“PRC”) law. See “Risks Related to Our Corporate Structure—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” and ““Risks Related to Our Corporate Structure—The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” in the 2021 Annual Report.

2.	The VIE Contractual Arrangements are subject to the risk of being considered invalid or unenforceable by the relevant PRC authorities. There are substantial uncertainties regarding the interpretation and application of current and future PRC foreign investment laws, regulations and rules, including whether VIE contractual arrangements will be deemed valid or enforceable under such PRC foreign investment laws in the future. See “Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” in the 2021 Annual Report.

Zepp Health Corporation

November 14, 2022

Analysis of the VIEs under Sections 2(a)(9), 2(a)(24) and 2(a)(42) under the Company Act

The Company treats the VIE Contractual Arrangements as “good assets” and not as investment securities for purposes of the 40% Test because the VIEs are not investment companies and they are equivalent to majority-owned subsidiaries of the Company. Section 2(a)(24) defines the majority-owned subsidiary of a person to mean a company 50% or more of whose outstanding voting securities are owned by that person or by a company that is a majority-owned subsidiary of that person. Section 2(a)(42) of the 1940 Act defines “voting security” to mean, in pertinent part, any security2 “presently” entitling the owner or holder thereof to vote for the election of directors of a company. This voting control need not be held by reason of the ownership of securities; rather it may arise under a voting agreement.3 It is clear, reading Sections 2(a)(24) and 2(a)(42) of the 1940 Act together, that a majority-owned subsidiary is defined with reference to the ability to elect a majority of its board of directors. The VIE Contractual Arrangements enables the Company (via the WFOE) to exercise effective control over the VIEs (including the right to elect all of the directors on the board of directors) and to receive substantially all of the economic benefits in the VIEs. In regards to the Company’s ability to exercise effective control over the VIEs, each shareholder of a VIE has irrevocably authorize the WFOE or any person designated by the WFOE to act as such shareholder’s attorney-in-fact to exercise all of such shareholder’s rights as a shareholder of the VIE, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. As such and for purpose of the 40% Test, the Company has treated the VIEs as majority-owned subsidiaries and the VIE Contractual Arrangements as “good assets” for purposes of determining the Company’s investment company status.

2 The definition of “security” under the 1940 Act is similar to the definition of “security” under the Securities Act and includes any “investment contract.” Under SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”), an “investment contract” exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. The “Howey test” applies to any contract, scheme, or transaction, regardless of whether it has any of the characteristics of typical securities. As noted in Howey, form should be disregarded for substance and the emphasis should be on economic reality.

3 See Farley, Inc. (pub. avail. Apr. 15, 1988)(“Farley”); Pengrowth Energy Trust (pub. avail. Jan. 27, 2000)(“Pengrowth”). In Farley, the staff stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary, even though it would own less than 50 percent of the voting power to elect directors of the subsidiary, since it would have voting control of the subsidiary through a voting agreement with another large shareholder. In Pengrowth, the staff stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary even though the company’s only owned royalty units in the subsidiary and the company’s voting rights were acquired through a separate voting arrangement.

Zepp Health Corporation

November 14, 2022

The Company’s treatment of the VIE Contractual Arrangements as good assets is also supported by Rule 3a-1 of the Company Act (“Rule 3a-1”).4 Rule 3a-1 allows a company to conduct business through one or more entities that it controls primarily, and the securities of such entities can be excluded from the definition of investment security for purposes of determining the company’s investment company status under Rule 3a-1, provided such entities are not investment companies. As discussed above, none of the VIEs are investment companies as defined in Section 3(a)(1) of the Company Act.

Under Section 2(a)(9) of the Company Act, a person has control over a company if the person has the power to exercise a controlling influence over the management or policies of the company, unless the power is solely the result of an official position with the company. Furthermore, a person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. Rule 3a-8 of the Company Act further defines “controlled primarily” to mean that the person has control over the company and that the degree of such control is greater than that of any other person.5 The VIE Contractual Arrangements provides the Company with the sole power and control over the management and policies of the VIEs. Therefore, the Company treats the VIEs as companies controlled primarily by the Company, and the VIE Contractual Arrangements as “good assets,” for purposes of determining the Company’s investment company status.

4 Rule 3a-1 sets forth an alternative test to the 40% Test that companies can rely on for exclusion from the definition of investment company. Since the Company can pass the 40% Test, it has not performed the statistical test set forth in Rule 3a-1.

5 See also Health Communications Servc’s, Inc., SEC No-Action Letter (pub. avail. April 26, 1985)

Zepp Health Corporation

November 14, 2022

Note 10. Long-Term Investments, page F-31

2.	The corporate structure chart of the Company identifies six entities (see list below) that are identified as investment companies. Please provide a detailed legal analysis of these entities and their status under section 3 of the Company Act. If any of these entities relies on an exemption or exclusion from the Company Act, provide a detailed legal analysis supporting your determination that the exemption/exclusion is available to you.

Entities Zepp identified as an investment company

1.	Zepp Investment Platform
2.	Beijing Huami Intelligent Technology Co., Ltd.
3.	Anhui Huami Health Technology Co., Ltd.
4.	Dingshow
5.	Huzhou Huayuan Chuangxu Management Consulting Partnership (L.P.)
6.	Anhui Shunyuan Xinke Management Consulting Partnership (LP)

The Company respectfully submits that each of (1) Zepp Investment Platform, (2) Beijing Huami Intelligent Technology Co., Ltd. (“Beijing Huami Intelligent”), (3) Anhui Huami Health Technology Co., Ltd. (“Anhui Huami Health”), (4) Dingshow, (5) Huzhou Huayuan Chuangxu Management Consulting Partnership (L.P.) (“Huzhou Huayuan”), and (6) Anhui Shunyuan Xinke Management Consulting Partnership (LP) (“Anhui Shunyuan”) qualifies for an exclusion under Section 3(c)(1) of the Company Act because each of the above entities is organized in a jurisdiction outside of the United States and none of them has issued any securities to more than one US person for purposes of Sections 3(c)(1) and 7(d) of the Company Act.6 See details below for each entity.

6 See Touche Remnant & Co., SEC no-action letter (Aug. 27, 1984); Goodwin Procter & Hoar, SEC no-action letter (Feb. 28, 1997).

Zepp Health Corporation

November 14, 2022

1.	Zepp Investment Platform: Zepp Health Corporation (the Holding Company) owns 100% of the outstanding voting securities of Zepp Investment Platform. Zepp Investment Platform is organized outside the United States and has not issued any securities to any US person. Zepp Health Corporation is not a US person and is not an investment company relying on Section 3(c)(1) or Section 3(c)(7) of the Company Act because it is not an investment company as defined in Section 3(a)(1) of the Company Act.

2.	Beijing Huami Intelligent, Anhui Huami Health and Dingshow: Hong Kong Zepp Holding Limited (“Hong Kong Zepp”) owns 100% of the outstanding voting securities of (i) Beijing Huami Intelligent, (ii) Anhui Huami Health and (iii) Dingshow. Each of these three entities are organized outside the United States and none of them has issued any securities to any US person. Hong Kong Zepp is not a US person and is not an investment company relying on Section 3(c)(1) or Section 3(c)(7) of the Company Act because it is not an investment company as defined in Section 3(a)(1) of the Company Act.

3.	Huzhou Huayuan: Beijing Huami Intelligent owns approximately 87% of the outstanding voting securities of Huzhou Huayuan. Beijing Huami Intelligent is not a US person and has not issued any securities to any US person. Hong Kong Zepp owns 100% of the outstanding voting securities of Beijing Huami Intelligent. See paragraph 2 above. Huzhou Huayuan has one minority securityholder that owns approximately 13% of its outstanding voting securities. This minority securityholder is an individual and a US citizen. Huzhou Huayuan is not organized in the United States and has not issued any securities to any other US person. Therefore, Huzhou Huayuan only has one US person as a securityholder for purposes of Sections 3(c)(1) and 7(d) of the Company Act.

4.	Anhui Shunyuan: Anhui Huami Health and Huzhou Huayuan own approximately 75% and 25% of the outstanding voting securities of Anhui Shunyuan, respectively. Anhui Shunyuan is organized outside the United States and has not issued any securities to any US person. Anhui Huami Health is not a US person and has not issued any securities to any US person. Hong Kong Zepp owns 100% of the outstanding voting securities of Anhui Huami. See paragraph 2 above. Huzhou Huayuan is not a US person and has issued securities to only one (1) US person. See paragraph 3 above. Therefore, Anhui Shunyuan only has one US person, who is an indirect securityholder, for purposes of Sections 3(c)(1) and 7(d) of the Company Act.

*           *           *

Very truly yours,

/s/ Leon Cheng Deng
Leon Cheng Deng
Chief Financial Officer

cc:	Wang Huang, Chairman of the Board of Directors and Chief Executive Officer, Zepp Health Corporation
Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jason Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP